FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasa 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of the Interim Securities Report (Hanki Hokokusho) for the six months ended September 30, 2007 pursuant to the Securities and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2008

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

Konami Corporation filed its Interim Securities Report for the six months period ended September 30, 2007 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on December 21, 2007. The following is the summary of the Interim Securities Report.

I	Corporate Information

A.	Corporate Overview

1.	Selected Financial Data
2.	Overview of Business
3.	Subsidiaries and Affiliated Companies
4.	Employees

B.	Business

1.	Results of Operations
2.	Production, Orders and Sales
3.	Management Issues
4.	Significant Contracts
5.	Research and Development Activities

C.	Equipment and Facilities

1.	Major Equipment and Facilities
2.	Plans for New Investments in and Disposition of Equipment and Facilities

D.	Information on Reporting Company

1.	Share Information
a.	Total Number of Shares
b.	Stock Acquisition Rights
c.	Rights Plan
d.	Common Stock and Additional Paid-in Capital
e.	Major Shareholders
f.	Voting Rights
2.	Share Price
3.	Directors and Corporate Auditors

E.	Financial Statements

1.	Interim Consolidated Financial Statements
2.	Interim Non-consolidated Financial Statements

F.	Reference Materials

II	Information on Guarantors

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of Yen
	September 30, 2006		September 30, 2007		March 31, 2007
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥43,347		¥49,088		¥57,333
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥531 million, ¥501 million and ¥540 million at September 30, 2006, September 30, 2007 and March 31, 2007, respectively	27,053		30,764		29,729
Inventories	24,356		26,540		24,236
Deferred income taxes, net	16,755		15,245		14,877
Prepaid expenses and other current assets	8,639		12,864		12,086

Total current assets	120,150	42.8	134,501	44.0	138,261	45.4

PROPERTY AND EQUIPMENT, net	44,221	15.8	58,509	19.2	53,294	17.5

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	531		655		701
Investments in affiliates	6,084		6,317		6,213
Identifiable intangible assets	38,752		38,249		38,585
Goodwill	22,962		22,541		22,738
Lease deposits	26,488		26,446		24,906
Deferred income taxes, net	3,252		2,028		2,593
Other assets	18,095		16,000		17,366

Total investments and other assets	116,164	41.4	112,236	36.8	113,102	37.1

TOTAL ASSETS	¥280,535	100.0	¥305,246	100.0	¥304,657	100.0

See accompanying notes to consolidated financial statements.

	Millions of Yen
	September 30, 2006		September 30, 2007		March 31, 2007
		%		%		%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥500		¥—		¥—
Current portion of long-term debt and capital lease obligations	22,860		7,895		23,073
Trade notes and accounts payable	19,611		21,516		24,002
Accrued income taxes	2,206		4,382		1,740
Accrued expenses	14,116		17,041		19,179
Deferred revenue	5,318		6,003		5,661
Other current liabilities	5,271		8,099		8,811

Total current liabilities	69,882	24.9	64,936	21.3	82,466	27.1
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	21,337		38,123		24,248
Accrued pension and severance costs	2,684		2,673		2,708
Deferred income taxes, net	12,605		12,296		12,207
Other long-term liabilities	5,570		6,130		5,669

Total long-term liabilities	42,196	15.0	59,222	19.4	44,832	14.7

TOTAL LIABILITIES	112,078	39.9	124,158	40.7	127,298	41.8

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	2,510	0.9	3,639	1.2	2,697	0.9

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Common stock, no par value-
Authorized 450,000,000 shares; issued 143,555,786 shares at September 30, 2006, September 30, 2007 and March 31, 2007; outstanding 137,215,841 shares at September 30, 2006, 137,294,084 shares at September 30, 2007 and 137,254,816 shares at March 31, 2007	47,399	16.9	47,399	15.5	47,399	15.6
Additional paid-in capital	77,178	27.5	77,215	25.3	77,213	25.3
Legal reserve	284	0.1	284	0.1	284	0.1
Retained earnings	55,167	19.7	65,142	21.3	62,560	20.5
Accumulated other comprehensive income	4,431	1.6	5,711	1.9	5,617	1.8
Treasury stock, at cost-
6,339,945 shares, 6,261,702 shares and 6,300,970 shares at September 30, 2006, September 30, 2007 and March 31, 2007, respectively	(18,512)	(6.6)	(18,302)	(6.0)	(18,411)	(6.0)

Total stockholders’ equity	165,947	59.2	177,449	58.1	174,662	57.3

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥280,535	100.0	¥305,246	100.0	¥304,657	100.0

See accompanying notes to consolidated financial statements.

(2) Consolidated Statements of Income

	Millions of Yen
	Six months ended September 30, 2006		Six months ended September 30, 2007		Year ended March 31, 2007
		%		%		%
NET REVENUES:
Product sales revenue	¥79,353		¥93,539		¥199,620
Service revenue	40,246		40,204		80,659

Total net revenues	119,599	100.0	133,743	100.0	280,279	100.0

COSTS AND EXPENSES:
Costs of products sold	45,547		56,384		118,806
Costs of services rendered	37,797		38,208		74,700
Selling, general and administrative	26,140		26,109		58,628

Total costs and expenses	109,484	91.5	120,701	90.2	252,134	90.0

Operating income	10,115	8.5	13,042	9.8	28,145	10.0

OTHER INCOME (EXPENSES):
Interest income	398		505		821
Interest expense	(579)		(516)		(985)
Other, net	(50)		44		(414)

Other income (expenses), net	(231)	(0.2)	33	0.0	(578)	(0.2)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	9,884	8.3	13,075	9.8	27,567	9.8

INCOME TAXES	4,473	3.8	5,988	4.5	10,919	3.9

INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	5,411	4.5	7,087	5.3	16,648	5.9

MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	378	0.3	946	0.7	575	0.2
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	81	0.1	147	0.1	138	0.0

NET INCOME	¥5,114	4.3	¥6,288	4.7	¥16,211	5.7

See accompanying notes to consolidated financial statements.

PER SHARE DATA:

	Yen
	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Basic net income per share	¥37.28	¥45.81	¥118.15
Diluted net income per share	¥37.27	¥45.80	¥118.09

Weighted-average common shares outstanding	137,164,825	137,272,418	137,202,151
Diluted weighted-average common shares outstanding	137,212,311	137,304,220	137,271,645

See accompanying notes to consolidated financial statements.

(3) Consolidated Statements of Stockholders’ Equity

For the six months ended September 30, 2006

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2006	¥47,399	¥77,110	¥284	¥53,756	¥3,957	¥(18,691)	¥163,815
Reissuance of treasury stock		(86)				231	145
Stock-based compensation		154					154
Net income				5,114			5,114
Cash dividends, ¥27.0 per share				(3,703)			(3,703)
Foreign currency translation adjustments					483		483
Net unrealized losses on available-for-sale securities					(25)		(25)
Minimum pension liability adjustment					16		16
Purchase of treasury stock						(52)	(52)

Balance at September 30, 2006	¥47,399	¥77,178	¥284	¥55,167	¥4,431	¥(18,512)	¥165,947

For the six months ended September 30, 2007

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2007	¥47,399	¥77,213	¥284	¥62,560	¥5,617	¥(18,411)	¥174,662
Reissuance of treasury stock		(36)				122	86
Stock-based compensation		38					38
Net income				6,288			6,288
Cash dividends, ¥27.0 per share				(3,706)			(3,706)
Foreign currency translation adjustments					143		143
Net unrealized losses on available-for-sale securities					(27)		(27)
Pension liability adjustment					(22)		(22)
Purchase of treasury stock						(13)	(13)

Balance at September 30, 2007	¥47,399	¥77,215	¥284	¥65,142	¥5,711	¥(18,302)	¥177,449

See accompanying notes to consolidated financial statements.

For the year ended March 31, 2007

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2006	¥47,399	¥77,110	¥284	¥53,756	¥3,957	¥(18,691)	¥163,815
Reissuance of treasury stock		(125)				373	248
Stock-based compensation		228					228
Net income				16,211			16,211
Cash dividends, ¥54.0 per share				(7,407)			(7,407)
Foreign currency translation adjustments					1,267		1,267
Net unrealized losses on available-for-sale securities					27		27
Minimum pension liability adjustment					16		16
Adjustment to initially apply SFAS No. 158					350		350
Purchase of treasury stock						(93)	(93)

Balance at March 31, 2007	¥47,399	¥77,213	¥284	¥62,560	¥5,617	¥(18,411)	¥174,662

	Millions of Yen
Comprehensive income	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Net income	¥5,114	¥6,288	¥16,211
Other comprehensive income, tax allocation adjusted	474	94	1,310

Comprehensive income	¥5,588	¥6,382	¥17,521

See accompanying notes to consolidated financial statements.

(4) Consolidated Statements of Cash Flows

	Millions of Yen
	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Cash flows from operating activities:
Net income	¥5,114	¥6,288	¥16,211
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	4,902	5,875	11,757
Provision for doubtful receivables	(18)	(22)	(76)
Loss on sale or disposal of property and equipment, net	76	204	829
Equity in net income of an affiliated company	(81)	(147)	(138)
Minority interest	378	946	575
Deferred income taxes	501	381	2,621
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	6,556	(1,508)	4,716
Increase in inventories	(4,119)	(2,974)	(4,298)
Increase (decrease) in trade notes and accounts payable	(353)	(2,169)	3,354
Increase (decrease) in accrued income taxes	(5,265)	1,951	(7,190)
Increase (decrease) in accrued expenses	(1,923)	(3,162)	3,567
Increase (decrease) in deferred revenue	(34)	343	309
Other, net	(1,913)	1,153	(413)

Net cash provided by operating activities	3,821	7,159	31,824
Cash flows from investing activities:
Capital expenditures	(5,141)	(7,983)	(9,308)
Proceeds from sales of property and equipment	25	3	425
Acquisition of new subsidiaries, net of cash acquired	(227)	—	(202)
Increase in lease deposits, net	(768)	(2,369)	(705)
Acquisition of business	(1,061)	—	(1,096)
Other, net	(58)	(231)	(212)

Net cash used in investing activities	(7,230)	(10,580)	(11,098)
Cash flows from financing activities:
Net decrease in short-term borrowings	(452)	—	(1,119)
Repayments of long-term debt	(1,696)	(296)	(1,995)
Principal payments under capital lease obligations	(1,541)	(1,327)	(2,814)
Proceeds from issuance of bonds	—	15,000	—
Redemption of bonds	(15,000)	(15,000)	(20,000)
Dividends paid	(3,714)	(3,712)	(7,420)
Purchases of treasury stock	(52)	(13)	(93)
Other, net	125	(1)	229

Net cash used in financing activities	(22,330)	(5,349)	(33,212)
Effect of exchange rate changes on cash and cash equivalents	392	525	1,125
Net decrease in cash and cash equivalents	(25,347)	(8,245)	(11,361)
Cash and cash equivalents, beginning of the period	68,694	57,333	68,694

Cash and cash equivalents, end of the period	¥43,347	¥49,088	¥57,333

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Basis of Presentation

Pursuant to section 87 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Consolidated Semi-annual Financial Statements” (Ministry of Finance Ordinance No. 24, 1999), the accompanying semi-annual consolidated financial statements for the six months ended September 30, 2006 and 2007 of Konami Corporation (the “Company”) and its subsidiaries (collectively “Konami”) have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Konami became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

2. Business and Organization

The Company was founded in 1969 and was incorporated under the laws of Japan in March 1973. Konami engages in production and sale of video game software for home video game systems, game machines for installation in amusement arcades and other entertainment venues and other amusement-related products, and operation of health and fitness club facilities. The principal markets for Konami’s products are Japan, North America, Europe, Asia and Australia while all of its health and fitness club facility operation is in Japan.

Substantially all of Konami’s revenues from video game software have historically been derived from sales of software for use on proprietary game platforms developed and manufactured by other manufacturers. Konami may only publish its games for use on the manufacturers’ game platforms if it receives a platform license from them, which is generally for an initial term of several years and may be extended for additional one-year terms. If Konami cannot obtain licenses to develop video game software from manufacturers of popular game platforms or if any of its existing license agreements are terminated, it will not be able to release software for those platforms, which may have a negative impact on its results of operations and profitability. To date, Konami has successfully obtained extensions or new agreements with the platform manufacturers each time it has attempted to do so. These licenses include other provisions such as approval rights by the manufacturers of all products and related promotional materials which could have an effect on Konami’s costs and the timing of release of new game titles.

In the United States, Canada and Australia, the manufacture and distribution of Konami’s gaming machines are subject to numerous federal, state and local regulations. In addition, Konami may be subject to regulation as a gaming operator if it enters into lease participation agreements under which it shares in the revenues generated by gaming machines. These regulations are constantly changing and evolving, and may curtail gaming in various jurisdictions in the future, which would decrease the number of jurisdictions from which Konami can generate revenues. Konami and its key personnel are subject to an extensive investigation before each jurisdictional gaming license is issued. Also, Konami’s gaming machines are subjected to independent testing and evaluation prior to approval from each jurisdiction. Generally, regulatory authorities have broad discretion when granting, renewing or revoking these game approvals and licenses.

3. Summary of Significant Accounting Policies

(a) Consolidation Policy

The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

(c) Marketable Securities

Konami classifies its debt and marketable equity securities into one of three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held primarily for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Konami has the ability and intent to hold them until maturity. All securities not included in trading or held-to-maturity categories are classified as available-for-sale. Trading and available-for-sale securities whose fair values are readily determinable are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined based on the average cost method. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when received. As of September 30, 2006, 2007 and March 31, 2007, all equity securities held by Konami are classified as available-for-sale.

On a continuous basis, but no less frequently than at the end of each semi-annual period, Konami evaluates the cost basis of an available-for-sale security for possible other-than-temporary impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include: the degree of change in ratio of market prices per share to book value per share at date of evaluation compared to that at date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors.

Konami evaluates the cost basis of a held-to-maturity debt security for possible other-than-temporary impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer. The published credit ratings of investee companies that are “BB” or lower are considered an indication of other-than-temporary impairment.

Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

(d) Investments in Affiliates

For those investments in affiliates in which the Company has the ability to exercise significant influence over the affiliate’s operations (generally when its voting interest is between 20% and 50%), the equity-method of accounting is used. Under this method, the investment is initially recorded at cost and is adjusted to recognize the Company’s share of the net earnings or losses of the affiliates. All significant intercompany profits from these affiliates have been eliminated. Investments in non-marketable equity securities in which the Company’s ownership is less than 20% are carried at cost.

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. A decline in the fair value of a non-marketable equity security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

(e) Inventories

Inventories, consisting of merchandise for resale, finished products, work-in-process, raw materials and supplies, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method for merchandise, by the specific identification method for software products, and by the weighted average method for others.

(f) Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on the declining-balance method using estimated useful lives ranging from 10 to 50 years for buildings and structures and from 2 to 20 years for tools, furniture and fixtures. Equipment under capital leases is stated at the lower of the present value of minimum lease payments or the fair value of the leased equipment at the inception of the lease and is amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset, which range from 3 to 20 years.

Ordinary maintenance and repairs are expensed as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating income or expenses.

Konami accounts for its asset retirement obligations according to the Statements of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value when those obligations are incurred if an estimate of fair value is possible. When a company initially recognizes a liability for an asset retirement obligation, it must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset.

Konami follows the Financial Accounting Standards Board Interpretation No. 47(FIN No. 47), “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” for accounting. FIN No. 47 requires conditional asset retirement obligations to be recognized if a legal obligation exists to perform asset retirement activities and a reasonable estimate of the fair value of the obligation can be made. FIN No. 47 also provides guidance as to when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

(g) Software for Internal Use

Under the provisions of Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” Konami has capitalized costs associated with software systems for internal use, that have reached the application development stage and meet recoverability tests as capitalized computer software in the accompanying consolidated balance sheets. Such capitalized costs primarily include external direct costs utilized in developing or obtaining the applications. Capitalization of such costs ceases at the point in which the project is substantially complete and ready for its intended use, and the costs capitalized are amortized on a straight-line basis over the estimated useful life of each application, ranging from 2 to 5 years. Konami expenses costs incurred during the preliminary project stage which include costs for making strategic decisions about the project, and determining performance and system requirements. Konami also expenses costs incurred for internal-use software in the post-implementation stage such as training and maintenance costs.

(h) Business Combination

Konami has used the purchase method of accounting for its acquisitions and, accordingly, has allocated the purchase price based on the estimated fair value of net assets of the acquired companies in accordance with SFAS No. 141 “Business Combinations”. The excess purchase price over the fair value of net assets acquired is recorded as goodwill.

(i) Goodwill and Other Intangible Assets

Goodwill represents the difference between the cost of acquired companies and amounts allocated to the estimated fair value of their net assets. Identifiable intangible assets represent intangible assets related to trademarks, membership lists, gaming licenses, existing technology and franchise and other contracts acquired in connection with acquisitions of subsidiaries.

Konami performs an assessment of goodwill for impairment at least annually, and more frequently if an indicator of impairment has occurred, using a two-step process under SFAS No. 142, “Goodwill and Other Intangible Assets”. The first step requires identification of reporting units and determination of the fair value for each individual reporting unit. Konami has determined its reporting units to be the same as its reportable segments. The fair value of each reporting unit is then compared to the reporting unit’s carrying amount including assigned goodwill. To the extent a reporting unit’s carrying amount exceeds its fair value; the second step of the impairment test is performed by comparing the implied fair value of the reporting unit’s goodwill to its carrying amount. If the implied fair value of a reporting unit’s goodwill is less than its carrying amount, an impairment loss is recorded.

Intangible assets determined to have an indefinite useful life have been also tested for impairment based on fair value under SFAS No. 142. Konami reassesses such determination periodically for each asset based on the factors prescribed in SFAS No. 142.

Intangible assets with finite useful lives have been amortized over their estimated useful lives. Konami assesses the recoverability of these intangible assets according to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

(j) Impairment or Disposal of Long-Lived Assets

Konami’s long-lived assets are reviewed for impairment under SFAS No. 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors Konami considers important which could trigger an impairment review include: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the use of the acquired assets or the strategy for overall business; significant negative industry or economic trends; significant decline in the stock price of the acquired entity for a sustained period; and market capitalization of the acquired entity relative to its net book value.

When it is determined that the carrying amount of assets to be held and used may not be recoverable based upon the existence of one or more of these indicators of impairment, recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Impairment charges to reduce the carrying value of long-lived assets are presented in the accompanying consolidated statements of income as a separate line item within operating costs and expenses.

(k) Derivative Financial Instruments

From time to time, Konami uses certain derivative financial instruments to manage its foreign currency risks. Konami may enter into forward contracts to reduce its exposure to short-term (generally no more than one year) movements in exchange rates applicable to firm funding commitments that are denominated in currencies other than the Japanese yen.

Konami accounts for its derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. SFAS No. 133, as amended, requires that all derivative instruments be reported on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in accumulated other comprehensive income until it is recognized in earnings in the same period in which the hedged item affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of all hedges are reported in current earnings each period. Changes in fair value of derivative instruments that are not designated as a hedge are recorded each period in current earnings. If a derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change. To date, Konami has not designated any derivative instrument as a hedge.

(l) Income Taxes

Konami accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred income taxes are recognized by the asset and liability method for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards, using enacted tax rates in effect for the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

In June 2006, the FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN No. 48). FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Konami adopted FIN No. 48, effective from April 1, 2007. The application of FIN No. 48 did not have a material effect on Konami’s consolidated financial statements.

Additionally, regarding to tax years through 2000 and 2007, Konami may have a tax audit conducted by the tax authorities from both Japan and overseas.

(m) Revenue Recognition

We derive revenue from primarily three sources: (i) product revenue, which includes package software and other products, gaming machines and related casino management systems, and LCDs for pachinko machines; (ii) membership fee revenue from fitness club members; and (iii) sales and subscription fee revenue from mobile game contents.

For those sources that do not involve delivery of software or multiple elements, we recognize revenue in accordance with SAB 104, which requires the criteria outlined below to be met:

Persuasive Evidence of an Arrangement.

For our product sales, it is our customary practice to have a written contract, which is signed by both the customer and us, or a purchase order or amendment to the written contract from those customers that have previously negotiated a standard purchase agreement.

For our health and fitness clubs, members are required to sign a standard monthly membership agreement upon admission, which is automatically renewed unless the member provides an advance notice of his or her intention to cancel prior to the tenth day of the month at the end of which the membership will terminate.

For mobile game contents, we enter into distribution agreements with mobile phone carriers for the sale or subscription of mobile game contents by the carriers to their subscribers. We recognize as revenues the amount the mobile phone carrier pays to us upon the sale of our game contents, net of any service or other fees earned and deducted by the carrier.

Delivery Has Occurred.

Our packaged game software and other products are physically delivered to our customers, with standard transfer terms. Also, our game machines and related equipment are physically delivered to our customers as a fully-assembled, ready to be installed unit. Our arrangements generally include acceptance clauses. We recognize revenue from our product sales upon delivery and acceptance, which is the timing the rights and risks are transferred to a customer. Generally, we do not permit exchanges or accept returns of unsold merchandise except in the case of obvious defects. In certain limited circumstances we may allow returns or provide price protection, for which we estimate the related allowances based upon our management’s evaluation of our historical experience, the nature of the software titles and other factors. We maintain detailed listings of software titles in the distribution channel, closely monitor their movements, and are able to reasonably estimate future credits to be issued for price protection. These estimates are deducted from gross sales.

Revenue from fitness club membership is derived primarily from monthly membership fees from club members. Revenue for those fees is recognized as monthly charges are made to the members’ accounts in advance, at the end of each month, with respect to the following month’s membership. This policy requires us to defer the membership fee revenue for one month.

Revenues from mobile game contents are derived from monthly subscription fees. Under the distribution agreements, the mobile phone carriers are responsible for billing, collection and remittance of those subscription fees to us. We have a collection risk for our accounts receivable except for certain mobile phone carriers. The carriers generally report the final sales data to us within 60 days following the end of each month. When final sales data is not available in a timely manner for reporting purposes, we estimate our revenues based on sales data available from the server in which game contents are housed, which is then adjusted to actual revenues in the following reporting period once the actual amounts are determined.

The Price is Fixed or Determinable.

The price our customers pay for our products is negotiated at the outset of an arrangement, and is generally determined by the specific volume of product to be delivered. Therefore, the prices are considered to be fixed or determinable at the start of the arrangement. Our membership fee for fitness clubs is fixed at the time of admission of the member. Also, monthly subscription fees for mobile game contents are based on a fixed rate per end customer subscriber.

Collection is Probable.

Probability of collection is assessed on a customer-by-customer basis. We typically sell to customers with whom we have a history of successful collection. New customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. For our fitness clubs, the collectibility of membership fees is always assured as we charge members’ accounts one-month in advance. In addition, for our mobile game contents, we have a collection risk for our accounts receivable except for certain mobile phone carriers.

Revenues from our casino management systems that are a part of our Gaming & System Segment are recognized in accordance with SOP 97-2 as they involve delivery and installation of the system software. As the software is essential to the functionality of the hardware, the delivery of hardware and software is included within the scope of SOP 97-2. Revenue from sales of casino management systems is recognized only when installation of hardware and software is completed and accepted by the customers. Maintenance service revenue is recognized ratably over the maintenance period based on vendor-specific objective evidence of fair value established by renewal rates.

For those sources that involve delivery of multiple elements, the company applies the recognition criteria under EITF No. 00-21. Specifically, deliverables are divided into separate units of accounting if:

(1) Each item has value to the customer on a stand alone basis,

(2) we have objective and reliable evidence of the fair value of the undelivered items, and

(3) delivery of any undelivered item is considered probable and substantially in our control.

(n) Software Development Costs

Research and development expenses are charged to income as incurred. Research and development expenses included in selling, general and administrative expenses amounted to ¥868 million, ¥1,113 million and ¥2,285 million for the six months ended September 30, 2006, 2007 and for the year ended March 31, 2007, respectively, in the accompanying consolidated statements of income.

SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”, provides for the capitalization of certain software development costs incurred after technological feasibility is established or for development costs that have alternative future uses. Under Konami’s current practice of developing new game software products, technological feasibility is not established until substantially all development activities are complete, which generally include the development of a working template and the related tools. For game products where a proven game engine technology exists and other criteria supporting the technological feasibility of the game title in development have been met, which include coding and testing of unique or unproven functions and features, Konami capitalizes these costs and begins to expense them upon release of the product through cost of revenues or they are written-off when they are deemed unrecoverable.

(o) Royalties and License Fees

Konami pays royalties and license fees to professional sports organizations and certain other third parties for use of their trade names. Minimum portions of such royalties and license fees paid up-front are recorded as prepaid royalties and are expensed to cost of products sold over the contractual terms ranging primarily from 4 to 12 months. Variable portions of such royalties and license fees, which are generally determined based on the number of copies shipped at the predetermined royalty rates, are expensed to cost of products sold based on actual shipment. Management periodically evaluates the future realizability of prepaid royalties and charges to income any amounts deemed unlikely to be realized. Prepaid royalties amounted to ¥1,461 million, ¥1,656 million and ¥928 million at September 30, 2006, 2007 and at March 31, 2007, respectively, and were included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(p) Advertising Expenses

Advertising expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statements of income. Advertising expenses amounted to ¥4,144 million, ¥4,704 million and ¥11,003 million for the six months ended September 30, 2006, 2007 and for the year ended March 31, 2007, respectively.

(q) Stock-based Compensation

Konami accounted for its stock-based compensation plan to directors and employees using the intrinsic value based method prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” and FIN No. 44, “Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25”. Konami has adopted SFAS No. 123R, “Share-Based Payment”, an amendment of SFAS No. 123 “Accounting for Stock-Based Compensation” beginning from the six months ended September 30, 2006, which requires recording of expense for stock-based compensation to employees using the fair value based method. Konami has adopted the modified prospective transition method prescribed by SFAS No. 123R, under which the post-vesting share-based compensation awards are recognized according to the period in which employees are required to provide service, beginning from the adoption date.

The adoption of SFAS No. 123R, resulted in a decrease in net income of ¥145 million for the six months ended September 30, 2006, compared to accounting under APB Opinion No. 25. The impact on basic net income per share and diluted net income per share recorded a decrease of ¥1.06 each.

Compensation expense amounted to ¥154 million, ¥38 million and ¥228 million for the six months ended September 30, 2006, 2007 and for the year ended March 31, 2007, respectively.

(r) Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” requires classification of other comprehensive income in the consolidated financial statement and display of other comprehensive income separately from retained earnings and additional paid-in capital. Other comprehensive income includes primarily foreign currency translation adjustments, unrealized gains (losses) from marketable securities considered available-for-sale, adjustment for minimum pension liability and pension liability adjustment as well as the income tax effects thereof.

(s) Translation of Foreign Currencies

Transactions denominated in foreign currencies are recorded using the exchange rates in effect as of the transaction dates. The related foreign currency asset and liability balances are translated based on exchange rates prevailing at each balance sheet date with the resulting gain or loss charged to income.

Assets and liabilities of a foreign subsidiary where the functional currency is other than Japanese yen are translated into Japanese yen at the exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated at average exchange rates during the current year. The resulting translation adjustments are included in accumulated other comprehensive income.

(t) Consumption Taxes

Tax-exclusive method is used for accounting for consumption taxes.

(u) Net Income per Share

Net income per share is presented in accordance with the provisions of SFAS No. 128, “Earnings per Share.” Under SFAS No. 128, basic net income per share excludes dilution for potential common stock and is computed by dividing consolidated net income (loss) by the weighted-average number of common shares outstanding. Diluted net income per share reflects the effect of potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted net income per share is calculated by dividing net income by the sum of the weighted-average number of shares plus additional shares that would be outstanding if potential dilutive shares had been issued.

(v) Use of Estimates

Preparation of these consolidated financial statements requires management of Konami to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenue and expenses during the reporting periods. There can be no assurance that actual results will not differ from those estimates.

Konami has identified four areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are revenue recognition, accounting for software development costs, impairment on long-lived and intangible assets, and realizability of deferred tax assets.

(w) Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Konami does not expect the adoption of SFAS No. 157 to have a material effect on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. SFAS No. 158 improves financial reporting by requiring an employer to recognize the funded status of a defined benefit postretirement plan as an asset or liability in its balance sheets. Konami adopted the recognition and disclosure provision of SFAS No. 158 effective March 31, 2007. SFAS No. 158 also requires that the defined benefit plan assets and obligations be measured as of the date of the employer’s fiscal year-end balance sheet for fiscal years ending after December 15, 2008. Konami does not expect the adoption of the measurement provisions of SFAS No. 158 to have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The entity shall report unrealized gains and losses on items for which the fair value option has been elected. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Konami does not expect the adoption of SFAS No. 159 to have a material effect on its consolidated financial statements.

4. Merger and Acquisition

On May 31, 2006, the Company acquired all outstanding shares of COMBI WELLNESS Corporation (“Combi Wellness”) for the total cash purchase price of ¥600 million to expand the lineup of healthcare equipment of its Health & Fitness segment. Combi Wellness became the Company’s consolidated subsidiary and its operating results have been included in the Company’s consolidated financial statements from the date of acquisition.

The following table reflects the May 31, 2006, condensed balance sheet of Combi Wellness, as adjusted to give effect to the purchase method accounting adjustments.

Goodwill from the acquisition of Combi Wellness is allocated to Konami’s Health & Fitness segment.

Millions of Yen
Current assets	¥1,063
Property and equipment	8
Goodwill	438
Identifiable intangible assets	161
Other assets	30

Total assets acquired	1,700

Current liabilities	1,100

Total liabilities assumed	1,100

Net assets acquired	¥600

On July 5, 2006, the Company’s consolidated subsidiary, Konami Digital Entertainment, Inc. (“KDE-US”) entered into an asset purchase agreement with Blue Label Interactive, Inc. (“Blue Label”) and acquired primary assets of Blue Label for the total cash purchase price of ¥1,099 million to expand Digital Entertainment segment business in North America. Based on the allocation of the purchase price, Konami has recorded ¥586 million and ¥513 million for goodwill and identifiable intangible assets, respectively, as a result of this acquisition.

Goodwill from the acquisition of primary assets of Blue Label is allocated to Konami’s Digital Entertainment segment.

Those acquisitions did not have a material impact to Konami’s revenue, net income and net income per share for the six months ended September 30, 2006 and for the year ended March 31, 2007.

5. Investments in Affiliates

The carrying amount of investments in affiliates as of September 30, 2006, 2007 and March 31, 2007 was ¥6,084 million, ¥6,317 million and ¥6,213 million, respectively, and includes ¥4,291 million of the excess cost of investments over the Company’s equity in net assets of the affiliates (“equity-method goodwill”).

Affiliated companies accounted for under the equity-method were traded on established markets and were quoted at an aggregate market value of ¥4,815 million, ¥5,279 million and ¥6,458 million as of September 30, 2006, 2007 and March 31, 2007, respectively.

The Company’s share of undistributed earnings of affiliated companies included in consolidated retained earnings was earnings of ¥91 million, ¥324 million and ¥220 million as of September 30, 2006, 2007 and March 31, 2007, respectively.

At September 30, 2006, 2007 and March 31, 2007, Konami held investments in the equity-method affiliate as follows:

	Description of business	Acquisition Date	Ownership%
RESORT SOLUTION CO., LTD	Management of resort facilities	March 2006	20.0%

6. Inventories

Inventories at September 30, 2006, 2007, and March 31, 2007 consisted of the following:

	Millions of Yen
	September 30, 2006	September 30, 2007	March 31, 2007
Finished products	¥8,091	¥10,472	¥11,068
Work in process	12,963	12,569	10,171
Raw materials and supplies	3,302	3,499	2,997

Total	¥24,356	¥26,540	¥24,236

7. Investment in Marketable Securities

Investment in Marketable Securities at September 30, 2006, 2007 and March 31, 2007 consisted of the following:

	Millions of Yen
	September 30, 2006
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥460	¥71	¥—	¥531

Total	¥460	¥71	¥—	¥531

	Millions of Yen
	September 30, 2007
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥544	¥111	¥—	¥655

Total	¥544	¥111	¥—	¥655

	Millions of Yen
	March 31, 2007
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥544	¥211	¥54	¥701

Total	¥544	¥211	¥54	¥701

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities in a continuous unrealized loss position for less than 12 months at March 31, 2007, were ¥54 million and ¥30 million, respectively.

8. Property and Equipment

Property and equipment at September 30, 2006, 2007 and March 31, 2007 consisted of the following:

	Millions of Yen
	September 30, 2006	September 30, 2007	March 31, 2007
Property and equipment, at cost:
Land	¥10,278	¥10,361	¥10,361
Buildings and structures	45,925	59,110	53,321
Tools, furniture and fixtures	23,755	26,468	25,553
Construction in progress	1,629	820	2,420

Total	81,587	96,759	91,655
Less-Accumulated depreciation and amortization	(37,366)	(38,250)	(38,361)

Net property and equipment	¥44,221	¥58,509	¥53,294

Depreciation and amortization expense for the six months ended September 30, 2006, 2007 and for the year ended March 31, 2007 amounted to ¥2,975 million, ¥3,728 million and ¥7,624 million, respectively.

9. Goodwill and Identifiable Intangible Assets

Konami evaluates the recoverability of the carrying value of goodwill under SFAS No. 142. Konami engages an independent appraiser to assist management in its determination of the fair values of its reporting units. In its determination of the fair values, the appraiser primarily utilizes a discounted cash flow analysis as well as other valuation approaches including the stock price and market capitalization of the acquired entity and asset and liability structure of the reporting units. Significant assumptions used in this analysis included 1) expected future revenue growth rates, profit margins and working capital levels of the reporting units, 2) a discount rate, and 3) a terminal value multiples. The revenue growth rates, profit margins and working capital levels of the reporting units are based on management’s expectation of future results. In evaluating the recoverability of other intangible assets which were allocated to the reporting units, Konami primarily utilizes a discounted cash flow analysis as well as other applicable valuation approaches, and if applicable, independent valuations.

The changes in the carrying amount of goodwill by operating segment for the six months ended September 30, 2006 are as follows:

	Millions of Yen
	Digital Entertainment	Health & Fitness	Gaming & System	Total
Balance at March 31, 2006	¥14,996	¥6,981	¥125	¥22,102
Additional acquisitions during the period	548	533	—	1,081
Adjustment for previously unrecognized tax benefits	(70)	(151)	—	(221)

Balance at September 30, 2006	¥15,474	¥7,363	¥125	¥22,962

Additional goodwill in the Digital Entertainment and Health & Fitness segments for the six months ended September 30, 2006 was acquired in connection with the acquisitions made during the period as discussed in Note 4.

Adjustment for previously unrecognized tax benefits represented initial recognition of acquired tax benefits allocated to reduce goodwill of acquired entities.

The changes in the carrying amount of goodwill by operating segment for the six months ended September 30, 2007 are as follows:

	Millions of Yen
	Digital Entertainment	Health & Fitness	Gaming & System	Total
Balance at March 31, 2007	¥15,521	¥7,092	¥125	¥22,738
Additional for previously unrecognized tax benefits	(97)	(87)	—	(184)
Foreign currency translation adjustment	(13)	—	—	(13)

Balance at September 30, 2007	¥15,411	¥7,005	¥125	¥22,541

The changes in the carrying amount of goodwill by operating segment for the year ended March 31, 2007 are as follows:

	Millions of Yen
	Digital Entertainment	Health & Fitness	Gaming & System	Total
Balance at March 31, 2006	¥14,996	¥6,981	¥125	¥22,102
Additional acquisitions during the year	638	438	—	1,076
Adjustment for previously unrecognized tax benefits	(113)	(327)	—	(440)

Balance at March 31, 2007	¥15,521	¥7,092	¥125	¥22,738

Additional goodwill in the Digital Entertainment and Health & Fitness segments for the year ended March 31, 2007 was acquired in connection with the acquisitions made during the year as discussed in Note 4.

Identifiable intangible assets at September 30, 2006, 2007 and March 31, 2007 primarily representing intangible assets acquired in connection with acquisitions of subsidiaries consisted of the following:

	Millions of Yen
	September 30, 2006	September 30, 2007	March 31, 2007
Identifiable intangible assets subject to amortization:
Existing technology	¥513	¥513	¥513
Franchise and other contracts	2,202	2,202	2,202
Membership lists	727	819	819

Total	3,442	3,534	3,534
Less-Accumulated amortization	(347)	(1,061)	(702)

Net amortized identifiable intangible assets	3,095	2,473	2,832
Identifiable intangible assets with an indefinite life:
Trademarks	35,340	35,410	35,410
Gaming licenses	317	366	343

Total unamortized identifiable intangible assets	35,657	35,776	35,753

Total identifiable intangible assets	¥38,752	¥38,249	¥38,585

Intangible assets determined to have an indefinite useful life have been reassessed at least annually based on the factors prescribed in SFAS No. 142 including, but not limited to, the expected use of the asset by the Company, legal or contractual provisions that may affect the useful life or renewal or extension of the asset’s contractual life without substantial cost, and the effects of demand, competition and other economic factors. Intangible assets related to existing technology, membership lists and franchise and other contracts have been amortized over their estimated useful lives of 2 to 15 years.

The aggregate amortization expense for identifiable intangible assets for the six months ended September 30, 2006, 2007 and for the year ended March 31, 2007 was ¥349 million, ¥358 million and ¥704 million, respectively. Also, the estimated amortization expense for the following years is as follows:

Millions of Yen
Year ending March 31,
2008 (second half year)	320
2009	336
2010	211
2011	169
2012	169

10. Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans covering their employees. The plans provide, under most circumstances, retirement benefits and lump-sum severance payments to the employees that are determined by reference to their rate of pay at the time of termination, years of service and certain other factors. All employees may choose either to remain in the defined benefit plans or to withdraw from the plans and enroll under such system as receiving all compensation currently during their employment. For those who, under the fixed annual compensation system, separate severance and retirement benefits are not to be paid upon their termination or retirement.

On March 31, 2007, Konami adopted SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. Accordingly, Konami recognized the funded status of a benefit plan (measured as the difference between plan assets at fair value and the benefit obligation) in the consolidated balance sheet and recorded the adjustments, after considering tax effect, as a component of accumulated other comprehensive income/loss. The adjustments made to accumulated other comprehensive income/loss represented actuarial(gain)loss and unamortized prior service cost under the previously adopted SFAS No. 87, which were eliminated with the funded status recognized in the consolidated balance sheet.

Net periodic cost of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 for the six months ended September 30, 2006, 2007 and for the year ended March 31, 2007 included the following components:

	Millions of Yen
	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Service cost – benefits earned during the period	¥117	¥117	¥233
Interest cost on projected benefit obligation	11	12	23
Expected return on plan assets	(22)	(23)	(44)
Recognized actuarial gain	(25)	(30)	(51)
Amortization of prior service cost	(7)	(7)	(13)

Net periodic cost	¥74	¥69	¥148

11. Long-term Debt

The following unsecured bonds were issued by the Company, during the six months ended September 30, 2007.

Description	Amount	Date of Issuance	Interest Rate	Maturity Date
6th Unsecured bonds	¥5,000 million	September 5, 2007	1.51% per year	September 5, 2011
7th Unsecured bonds	¥5,000 million	September 5, 2007	1.61% per year	September 5, 2012
8th Unsecured bonds	¥5,000 million	September 5, 2007	1.73% per year	September 5, 2013

12. Comprehensive Income (loss)

Accumulated other comprehensive income at September 30, 2006, 2007 and March 31, 2007 is as follows:

	Millions of Yen
	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Foreign currency translation adjustments:
Balance, beginning of period	¥3,907	¥5,174	¥3,907
Aggregate adjustment for the period resulting from translation of foreign currency financial statements	483	143	1,267

Balance, end of period	¥4,390	¥5,317	¥5,174

Net unrealized gains (losses) on available-for-sale securities:
Balance, beginning of period	¥66	¥93	¥66
Net change	(25)	(27)	27

Balance, end of period	¥41	¥66	¥93

Minimum pension liability adjustment:
Balance, beginning of period	¥(16)	¥—	¥(16)
Adjustments for the period	16	—	16

Balance, end of period	¥—	¥—	¥—

Pension liability adjustment:
Balance, beginning of period	¥—	¥350	¥—
Adjustments for the period	—	(22)	—
Adjustments for the adoption of SFAS No. 158	—	—	350

Balance, end of period	¥—	¥328	¥350

Total accumulated other comprehensive income:
Balance, beginning of period	¥3,957	¥5,617	¥3,957
Adjustments for the period	474	94	1,310
Adjustments for the adoption of SFAS No. 158	—	—	350

Balance, end of period	¥4,431	¥5,711	¥5,617

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of Yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
Six months ended September 30, 2006
Foreign currency translation adjustments	¥483	¥—	¥483
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses) arising during the period	(41)	16	(25)
Less: reclassification adjustment for (gains) or losses included in net income (loss)	0	0	0

Net unrealized gains (losses)	(41)	16	(25)

Minimum pension liability adjustment	16	—	16
Other comprehensive income (loss)	¥458	¥16	¥474

Six months ended September 30, 2007
Foreign currency translation adjustments	¥143	¥—	¥143
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses) arising during the period	(46)	19	(27)
Less: reclassification adjustment for (gains) or losses included in net income (loss)	—	—	—

Net unrealized gains (losses)	(46)	19	(27)

Pension liability adjustment
Actuarial net gain:
Amortization amount	(30)	12	(18)
Prior service cost:
Amortization amount	(7)	3	(4)
Net pension liability adjustment	(37)	15	(22)
Other comprehensive income (loss)	¥60	¥34	¥94

Year ended March 31, 2007
Foreign currency translation adjustments	¥1,267	¥—	¥1,267
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses) arising during the year	45	(18)	27
Less: reclassification adjustment for gains or losses included in net income (loss)	0	0	0

Net unrealized gains (losses)	45	(18)	27

Minimum pension liability adjustment	16	—	16
Other comprehensive income (loss)	¥1,328	¥(18)	¥1,310
Adjustments for the adoption of SFAS No. 158	592	(242)	350
Change in the period	¥1,920	¥(260)	¥1,660

13. Derivative Financial Instruments

Konami uses foreign exchange forward contracts with terms ranging from 3 to 6 months to reduce its exposure to short-term movements in the exchange rates applicable to firm funding commitments denominated in currencies other than Japanese yen.

The aggregate notional amounts of derivative financial instruments outstanding at September 30, 2006, 2007 and March 31, 2007 were as follows:

	Millions of Yen
	September 30, 2006	September 30, 2007	March 31, 2007
Forward exchange contracts to sell foreign currencies:
Contract amount	¥1,794	¥—	¥876

Konami does not designate the forward exchange contracts as hedges. Accordingly the foreign currency gains (losses) of ¥(17) million and ¥14 million arising from these forward exchange contracts at September 30, 2006 and March 31, 2007 were included in earnings under the caption Other, net in the accompanying consolidated statements of income, respectively. Foreign exchange net gains (losses), including those on these forward exchange contracts, for the six months ended September 30, 2006, 2007 and for the year ended March 31, 2007 were ¥40 million, ¥52 million and ¥(330) million, respectively.

14. Fair Value of Financial Instruments

(a) Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

(b) Investments in marketable securities

The fair values of Konami’s investments in marketable securities are based on quoted market prices.

(c) Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

(d) Long-term debt

The fair values of Konami’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

(e) Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange forward contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

The estimated fair values of Konami’s financial instruments at September 30, 2006, 2007 and March 31, 2007 are as follows:

	Millions of Yen
	September 30, 2006		September 30, 2007		March 31, 2007
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Nonderivatives:
Investment in marketable securities	¥531	¥531	¥655	¥655	¥701	¥701
Long-term debt, including current installments	(32,278)	(31,589)	(26,684)	(26,004)	(26,980)	(26,592)
Derivatives:
Foreign exchange forward contracts:
Assets	—	—	—	—	14	14
Liabilities	(17)	(17)	—	—	—	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

15. Supplemental Disclosures to Consolidated Statements of Cash Flows

	Millions of Yen
	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Cash paid during the period for:
Interest	¥554	¥470	¥1,024
Income taxes	9,024	3,437	15,139
Acquisitions of new subsidiaries:
Fair value of assets acquired	728	—	997
Liabilities assumed	(1,034)	—	(1,286)
Goodwill	533	—	491
Cash paid, net of cash acquired	227	—	202
Property acquired under capital leases during the period	2,421	319	12,007
Recognition of tangible fixed assets due to assets retirement obligation	75	801	159

16. Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

Konami operates on a worldwide basis principally with the following three segments:

1. Digital Entertainment:	Production and sale of digital contents and related products including Computer & Video Games, Toy & Hobby, Amusement, Online and Multimedia.

2. Health & Fitness:	Operation of health and fitness clubs, production and sale of health and fitness related goods.

3. Gaming & System:	Production, manufacture and sale of gaming machines for overseas market.

Notes:

1.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

2.	“Corporate” primarily consists of administrative expenses of the Company.

3.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

The following table summarizes revenue, operating income (loss) by operating segment which are the primary measures used by Konami’s chief operating decision maker to measure Konami’s operating results and to measure segment profitability and performance. This information is derived from Konami’s management reports which have been prepared based on U.S. GAAP.

a. Segment information

Six months ended September 30, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥62,834	¥44,391	¥7,718	¥4,656	¥119,599
Intersegment	706	54	—	(760)	—

Total	63,540	44,445	7,718	3,896	119,599
Operating expenses	52,154	41,073	6,714	9,543	109,484

Operating income (loss)	¥11,386	¥3,372	¥1,004	¥(5,647)	¥10,115

Six months ended September 30, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥73,210	¥43,740	¥7,600	¥9,193	¥133,743
Intersegment	768	159	—	(927)	—

Total	73,978	43,899	7,600	8,266	133,743
Operating expenses	60,674	40,286	6,650	13,091	120,701

Operating income (loss)	¥13,304	¥3,613	¥950	¥(4,825)	¥13,042

Year ended March 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥163,654	¥88,326	¥16,744	¥11,555	¥280,279
Intersegment	1,206	133	—	(1,339)	—

Total	164,860	88,459	16,744	10,216	280,279
Operating expenses	133,463	80,937	14,574	23,160	252,134

Operating income (loss)	¥31,397	¥7,522	¥2,170	¥(12,944)	¥28,145

Intersegment revenues primarily consists of Sales of hardware products and parts from Digital Entertainment to Health & Fitness.

b. Geographic information

Six months ended September 30, 2006	Japan	North America	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥99,201	¥11,792	¥5,117	¥3,489	¥119,599	—	¥119,599
Intersegment	7,450	539	237	177	8,403	¥(8,403)	—

Total	106,651	12,331	5,354	3,666	128,002	(8,403)	119,599
Operating expenses	95,233	13,324	6,707	3,371	118,635	(9,151)	109,484

Operating income (loss)	¥11,418	¥(993)	¥(1,353)	¥295	¥9,367	¥748	¥10,115

Six months ended September 30, 2007	Japan	North America	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥111,761	¥12,026	¥6,457	¥3,499	¥133,743	—	¥133,743
Intersegment	4,489	2,184	0	160	6,833	¥(6,833)	—

Total	116,250	14,210	6,457	3,659	140,576	(6,833)	133,743
Operating expenses	102,116	14,797	7,373	3,320	127,606	(6,905)	120,701

Operating income (loss)	¥14,134	¥(587)	¥(916)	¥339	¥12,970	¥72	¥13,042

Year ended March 31, 2007	Japan	North America	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥206,343	¥34,847	¥31,650	¥7,439	¥280,279	—	¥280,279
Intersegment	27,219	1,904	295	530	29,948	¥(29,948)	—

Total	233,562	36,751	31,945	7,969	310,227	(29,948)	280,279
Operating expenses	205,831	40,346	28,860	7,249	282,286	(30,152)	252,134

Operating income (loss)	¥27,731	¥(3,595)	¥3,085	¥720	¥27,941	¥204	¥28,145

For the purpose of presenting its operations in geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are provided.

North America presented in the table above substantially consists of United States.

17. Commitments and Contingencies

Konami is subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect on the consolidated financial condition and results of operations of Konami.

Konami has placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥1,777 million as of September 30, 2007.

18. Subsequent Events

For the six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)

None

For the six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)

None

For the fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

None